Exhibit 99.1

Annual Meeting of Holders of Common Shares of Kinross Gold Corporation (the “Issuer”)

May 11, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following nine nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the nine nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company

IAN ATKINSON	For	724,564,506	98.22	58.83
	Withheld	13,119,177	1.78	1.07
	Non Votes	81,600,859		6.63
	Spoiled	0		0
JOHN A. BROUGH	For	673,675,723	91.32	54.70
	Withheld	64,007,960	8.68	5.20
	Non Votes	81,600,859		6.63
	Spoiled	0		0
JOHN M.H. HUXLEY	For	681,600,939	92.40	55.34
	Withheld	56,082,744	7.60	4.55
	Non Votes	81,600,859		6.63
	Spoiled	0		0
AVE G. LETHBRIDGE	For	706,815,411	95.82	57.39
	Withheld	30,868,272	4.18	2.51
	Non Votes	81,600,859		6.63
	Spoiled	0		0
CATHERINE MCLEOD-SELTZER	For	688,263,888	93.30	55.88
	Withheld	49,419,795	6.70	4.01
	Non Votes	81,600,859		6.63
	Spoiled	0		0
JOHN E. OLIVER	For	679,469,119	92.11	55.17
	Withheld	58,214,564	7.89	4.73
	Non Votes	81,600,859		6.63
	Spoiled	0		0
KELLY J. OSBORNE	For	725,810,463	98.39	58.93
	Withheld	11,873,221	1.61	0.96
	Non Votes	81,600,858		6.63
	Spoiled	0		0
UNA M. POWER	For	725,782,032	98.39	58.93
	Withheld	11,901,652	1.61	0.97
	Non Votes	81,600,858		6.63
	Spoiled	0		0

May 11, 2016

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
J. PAUL ROLLINSON	For	710,397,737	96.30	57.68
	Withheld	27,285,946	3.70	2.22
	Non Votes	81,600,859		6.63
	Spoiled	0		0

Item 2:  Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	790,651,324	96.51	64.20
Against	0
Non Votes	0
Withheld	28,633,218	3.49	2.32

Item 3:  Executive Compensation

On a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation. The Shareholders present in person and those represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	654,833,779	88.76	53.17
Against	82,908,386	11.24	6.73
Non Votes	81,600,862		6.63
Spoiled	0		0

KINROSS GOLD CORPORATION

/s/ Shelley M. Riley
Shelley M. Riley
Vice President, Office Services and
Corporate Secretary

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